UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 21, 2022 (September 15, 2022)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Press Release

On September 15, 2022, Exodus Movement, Inc. (the “Company”) issued a press release to announce the addition of Algorand support in its browser-based Web3 Wallet. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Presentation

On September 15, 2022, the Company released an updated company presentation providing information on the performance and operations of the Company. A copy of the presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Safe Harbor and Forward-Looking Statements

The information furnished in this Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different, including inflation, volatility in the United States and global financial and crypto markets and other volatility attributable to the COVID-19 pandemic and the conflict in Ukraine. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” section of our offering statement on Form 1-A and the “Management’s Discussion and Analysis of Financial Condition and Result of Operations” section of our most recent annual, semi-annual or quarterly report. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Exhibit Number	Description

99.1	Press release dated September 15, 2022

99.2	Company presentation dated September 15, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

	By:	/s/ Jon Paul Richardson
	Name:	Jon Paul Richardson
	Title:	Chief Executive Officer

Date: September 21, 2022